February 1, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:         SMTC Corporation

Registration Statement on Form S-3

Filed January 7, 2019

File No. 333-229154

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SMTC Corporation hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on February 5, 2019, or as soon thereafter as practicable.

Please call David Katz of Perkins Coie LLP at (310) 788-3268 to confirm the effectiveness of the Registration Statement or with any questions.

Respectfully submitted,

SMTC CORPORATION

By: /s/ Edward Smith

Edward Smith

President and Chief Executive Officer

cc:	David Katz (Perkins Coie LLP)